UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U
CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: October 28, 2025
ARRIVED STR, LLC
(Exact name of issuer as specified in its Certificate of Formation)
Delaware	88-3444701
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1700 Westlake Ave North, Suite 200 Seattle, WA 98109
(Full mailing address of principal executive offices)
(814)-277-4833
(Issuer’s telephone number)

www.arrived.com
(Issuer’s website)
Arrived Series Oasis; Arrived Series Pointbreak; Arrived Series Hammock; Arrived Series Ace; Arrived Series Cardinal; Arrived Series Orchard; Arrived Series Mirage; Arrived Series Cactus; Arrived Series Opry; Arrived Series Lakeridge; Arrived Series Serenity; Arrived Series Sugarcreek; Arrived Series Palm; Arrived Series Havasu; Arrived Series Regal; Arrived Series Lodge; Arrived Series Myrtle; Arrived Series Kinlani; Arrived Series Hickorybear; Arrived Series Pasquin; Arrived Series Koi; Arrived Series Longbranch; Arrived Series Coolbaugh; Arrived Series Loop; Arrived Series Pickler; Arrived Series Billingswood; Arrived Series Smokey; Arrived Series Solstice; Arrived Series SuiteSpot

 (Title of each class of securities issued pursuant to Regulation A)

1
ITEM 9. OTHER EVENTS

Net Asset Value as of October 25, 2025

As of 8:00 AM Eastern Time, Saturday, October 25, 2025, our net asset value (“NAV”) per interest for each series is set in the table below. This NAV per interest shall be effective until updated by us on or about January 25, 2026.

Series	NAV Per Interest
Ace	$8.31
Billingswood	$9.42
Cactus	$7.94
Cardinal	$12.96
Coolbaugh	$9.21
Hammock	$7.39
Havasu	$8.18
Hickorybear	$8.57
Kinlani	$10.36
Koi	$12.81
Lakeridge	$8.48
Lodge	$9.40
Longbranch	$9.11
Loop	$8.85
Mirage	$8.15
Myrtle	$9.00
Oasis	$5.95
Opry	$7.47
Orchard	$9.32
Palm	$7.11
Pasquin	$8.68
Pickler	$10.73
Pointbreak	$8.20
Regal	$7.60
Serenity	$10.98
Smokey	$9.72
Solstice	$9.51
Sugarcreek	$7.42
SuiteSpot	$9.78

The following sets forth the calculation of each series' NAV per interest:

BALANCE SHEET (UNAUDITED) [1]

	Ace	Billingswood	Cactus	Cardinal	Coolbaugh	Hammock	Havasu
ASSETS
Current assets:
Cash	$2,368	$18	$6,807	$16,001	$129	$481	$11
Prepaid expenses	13,134	0	0	9,687	0	0	0
Deposits	(4,293)	9,660	2,664	4,728	2,406	6,162	9,978
Property and equipment, net	1,010,213	883,021	999,361	768,230	467,740	523,371	1,026,197
Total assets	$1,021,422	$892,699	$1,008,832	$798,645	$470,275	$530,014	$1,036,186

LIABILITIES
Current liabilities:
Accrued expenses	$312	$17,827	$4,650	$2,332	$4,993	$13,930	$5,429
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	15,413	8,665	17,222	20,294	10,768	22,533	17,172
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	44,900	161,200	15,300	38,100	20,000	33,800	42,000
Mortgage payables	432,360	-	435,783	306,161	-	224,363	467,185
Total Liabilities	$492,985	$187,691	$472,955	$366,886	$35,761	$294,626	$531,786

MEMBERS' EQUITY
Members' capital	662,381	1,065,859	664,024	478,644	615,510	543,113	749,949
Accumulated deficit	(133,944)	(360,851)	(128,147)	(46,885)	(180,996)	(307,724)	(245,549)
Total members' equity (deficit)	528,437	705,007	535,878	431,759	434,514	235,389	504,400
Total liabilities and members' equity (deficit)	$1,021,422	$892,699	$1,008,832	$798,645	$470,275	$530,014	$1,036,186

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	528,437	705,007	535,878	431,759	434,514	235,389	504,400
Net adjustments to fair value	211,183	349,845	173,530	426,801	220,966	218,581	246,765
TOTAL NET ASSETS	$739,620	$1,054,852	$709,407	$858,561	$655,480	$453,969	$751,165
NET ASSET VALUE PER INTEREST	$8.31	$9.42	$7.94	$12.96	$9.21	$7.39	$8.18

	Hickorybear	Kinlani	Koi	Lakeridge	Lodge	Longbranch	Loop
ASSETS
Current assets:
Cash	$76	$42,764	$34,206	$0	$93	$16	$6,998
Prepaid expenses	-	0	0	-	0	585	-
Deposits	7,078	5,428	4,099	8,771	24,599	11,922	-
Property and equipment, net	719,010	738,519	773,903	557,744	1,021,519	815,249	674,704
Total assets	$726,164	$786,712	$812,209	$566,515	$1,046,211	$832,317	$681,702

LIABILITIES
Current liabilities:
Accrued expenses	$3,235	$3,011	$2,766	$4,678	$6,014	$7,028	$2,592
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	14,127	12,573	13,432	14,733	25,506	15,367	37,277
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	47,500	-	20,100	25,000	33,900	-	12,000
Mortgage payables	-	-	-	279,322	-	-	-
Total Liabilities	$64,861	$15,584	$36,297	$323,733	$65,420	$22,395	$51,869

MEMBERS' EQUITY
Members' capital	838,720	784,486	867,078	404,681	1,187,468	933,710	780,569
Accumulated deficit	(177,418)	(13,359)	(91,166)	(161,899)	(206,677)	(123,788)	(150,736)
Total members' equity (deficit)	661,302	771,128	775,911	242,781	980,791	809,922	629,833
Total liabilities and members' equity (deficit)	$726,164	$786,712	$812,209	$566,515	$1,046,211	$832,317	$681,702

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	661,302	771,128	775,911	242,781	980,791	809,922	629,833
Net adjustments to fair value	197,183	247,832	540,244	172,926	359,558	215,641	175,435
TOTAL NET ASSETS	$858,485	$1,018,960	$1,316,156	$415,707	$1,340,349	$1,025,563	$805,268
NET ASSET VALUE PER INTEREST	$8.57	$10.36	$12.81	$8.48	$9.40	$9.11	$8.85

	Mirage	Myrtle	Oasis	Opry	Orchard	Palm	Pasquin
ASSETS
Current assets:
Cash	$108	$26,141	$6,651	$9,829	$266	$60	$11
Prepaid expenses	512	0	11,097	-	0	0	-
Deposits	(11,833)	-	-	(77)	8,317	(15,681)	9,598
Property and equipment, net	603,090	425,196	944,219	1,038,635	550,061	745,378	494,265
Total assets	$591,877	$451,337	$961,967	$1,048,387	$558,644	$729,757	$503,874

LIABILITIES
Current liabilities:
Accrued expenses	$7,155	$3,471	$2,250	$8,244	$(1,810)	$8,488	$3,708
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	13,448	15,830	33,722	21,604	12,878	65,649	16,429
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	128,700	-	81,800	8,400	9,600	152,122	35,000
Mortgage payables	-	-	478,021	456,418	-	308,985	-
Total Liabilities	$149,302	$19,301	$595,793	$494,666	$20,668	$535,243	$55,137

MEMBERS' EQUITY
Members' capital	717,885	553,587	574,444	756,253	705,688	541,348	631,074
Accumulated deficit	(275,311)	(121,551)	(208,271)	(202,532)	(167,712)	(346,835)	(182,336)
Total members' equity (deficit)	442,574	432,036	366,174	553,722	537,976	194,514	448,737
Total liabilities and members' equity (deficit)	$591,877	$451,337	$961,967	$1,048,387	$558,644	$729,757	$503,874

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	442,574	432,036	366,174	553,722	537,976	194,514	448,737
Net adjustments to fair value	242,881	148,252	68,569	140,717	234,503	255,558	186,451
TOTAL NET ASSETS	$685,456	$580,289	$434,742	$694,439	$772,479	$450,071	$635,188
NET ASSET VALUE PER INTEREST	$8.15	$9.00	$5.95	$7.47	$9.32	$7.11	$8.68

	Pickler	Pointbreak	Regal	Serenity	Smokey	Solstice	Sugarcreek
ASSETS
Current assets:
Cash	$86,231	$5,737	$5,342	$49,122	$6,867	$40,706	$36
Prepaid expenses	0	4,642	0	-	0	4,979	0
Deposits	3,915	-	-	(402)	(315)	12,854	4,973
Property and equipment, net	1,102,242	395,574	924,077	1,055,772	730,880	741,521	423,463
Total assets	$1,192,388	$405,953	$929,419	$1,104,492	$737,433	$800,060	$428,472

LIABILITIES
Current liabilities:
Accrued expenses	$2,477	$6,638	$4,926	$6,154	$5,802	$2,581	$3,509
Accounts payable	-	-	-	-	-	-	-
Due to (from) related parties	17,061	21,433	15,971	14,818	15,145	6,106	16,837
Tenant deposits	-	-	-	-	-	-	-
Note payable, related party	-	69,000	-	-	-	-	54,800
Mortgage payables	-	153,550	469,458	487,412	-	-	207,638
Total Liabilities	$19,538	$250,622	$490,356	$508,384	$20,947	$8,687	$282,784

MEMBERS' EQUITY
Members' capital	1,183,305	379,906	643,559	771,894	850,121	874,273	305,680
Accumulated deficit	(10,455)	(224,575)	(204,495)	(175,786)	(133,636)	(82,900)	(159,991)
Total members' equity (deficit)	1,172,850	155,332	439,064	596,108	716,486	791,373	145,689
Total liabilities and members' equity (deficit)	$1,192,388	$405,953	$929,419	$1,104,492	$737,433	$800,060	$428,472

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	1,172,850	155,332	439,064	596,108	716,486	791,373	145,689
Net adjustments to fair value	435,708	210,956	172,453	526,167	239,158	187,350	128,972
TOTAL NET ASSETS	$1,608,557	$366,288	$611,517	$1,122,275	$955,643	$978,723	$274,660
NET ASSET VALUE PER INTEREST	$10.73	$8.20	$7.60	$10.98	$9.72	$9.51	$7.42

SuiteSpot
ASSETS
Current assets:
Cash	$21,471
Prepaid expenses	1,013
Deposits	-
Property and equipment, net	903,178
Total assets	$906,462

LIABILITIES
Current liabilities:
Accrued expenses	$3,866
Accounts payable	-
Due to (from) related parties	16,544
Tenant deposits	-
Note payable, related party	7,000
Mortgage payables	-
Total Liabilities	$27,410

MEMBERS' EQUITY
Members' capital	1,034,693
Accumulated deficit	(155,642)
Total members' equity (deficit)	879,051
Total liabilities and members' equity (deficit)	$906,462

NET FAIR VALUE ASSETS CONSIST OF:
Net asset value with members' equity (without fair value adjustments)	879,051
Net adjustments to fair value	336,534
TOTAL NET ASSETS	$1,215,585
NET ASSET VALUE PER INTEREST	$9.78

[1] Estimated Balance Sheet as of September 30, 2025.

As described in the section “Description of the Securities Being Offered—Valuation Policies,” in the Offering Circular, our operating agreement provides that, following the initial period, at the end of each quarterly period our Manager’s internal accountants and asset management team will calculate our NAV using a process that reflects, among other matters:

●
an estimated value of our investments, as determined by the Manager’s asset management team, including related liabilities, based upon (a) information from publicly available sources about (i) market rents, comparable sales information and interest rates and (ii) with respect to debt, default rates and discount rates, and (b) in certain instances reports of the underlying real estate provided by an independent valuation expert or automated valuation models;

●	the price of liquid assets for which third party market quotes are available;

●	accruals of our periodic distributions on our common shares; and

●
estimated accruals of the revenues, fees and expenses where we will (a) amortize the brokerage fee, offering expenses and sourcing fee over five years and (b) include accrued fees and operating expenses, accrued distributions payable, accrued management fees and any inter-company loans extended to the Company by our Manager.

 Such determinations may include subjective judgments by the Manager regarding the applicability of certain inputs to market rents and comparable sales information. We do not utilize a capitalization rate approach in determining NAV, because given the nature of our investments in primary residences, we do not believe that the value of a many of our assets can be determined based solely on the business activities as the resale value of such asset will be decided independently of the success of such business activities.

Note, however, that the determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. GAAP, and such NAV may not be indicative of the price that we would receive for our assets at current market conditions. As a result, the calculation of our NAV may not reflect the precise amount that might be paid for your interests in a market transaction, and any potential disparity in our NAV may be in favor of either holders who redeem their interests, or holders who repurchase such interests, or existing holders. In instances where we determine that an appraisal of a property is necessary, including, but not limited to, instances where third party market values for comparable properties are either nonexistent or extremely inconsistent, we will engage an appraiser that has expertise in appraising residential real estate assets, to act as our independent valuation expert. The independent valuation expert is not responsible for, nor for preparing, our NAV per interest.

As there is no market value for the interests of any series as they are not expected to be listed or traded on any stock exchange (though periodic trading may become available pursuant to our arrangement with North Capital Private Securities (“NCPS”), which is intended to facilitate secondary transactions in interests on an alternative trading system owned and operated by NCPS, as described in the section “Description of Business—Liquidity Platform” in the Offering Circular), our goal in setting NAV on a quarterly basis is to provide a reasonable estimate of the value of our interests on a quarterly basis. However, each series property consists of residential real estate and, as with any residential real estate valuation protocol, the conclusions reached by the Manager’s asset management team or internal accountants, as the case may be, are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our investments. In addition, for any given period, our published NAV may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable.

Safe Harbor Statement
The information contained in this Current Report on Form 1-U includes some statements that are not historical and that are considered “forward-looking statements.”  Such forward-looking statements include, but are not limited to, statements regarding our development plans for our business; our strategies and business outlook; anticipated development of our company, the manager and the Arrived platform (defined in the Offering Circular); and various other matters (including contingent liabilities and obligations and changes in accounting policies, standards and interpretations).  These forward-looking statements express the manager’s expectations, hopes, beliefs, and intentions regarding the future.  In addition, without limiting the foregoing, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.  The words “anticipates,” “believes,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “possible,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would” and similar expressions and variations, or comparable terminology, or the negatives of any of the foregoing, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements contained in this Current Report on Form 1-U are based on current expectations and beliefs concerning future developments that are difficult to predict.  Neither our company nor the manager can guarantee future performance, or that future developments affecting our company, the manager or the Arrived platform will be as currently anticipated.  These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements.
All forward-looking statements attributable to us are expressly qualified in their entirety by these risks and uncertainties.  These risks and uncertainties, along with others, are also described in the Offering Circular under the headings “Summary – Summary Risk Factors” and “Risk Factors.” Should one or more of these risks or uncertainties materialize, or should any of the parties’ assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.  You should not place undue reliance on any forward-looking statements and should not make an investment decision based solely on these forward-looking statements.  We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Current Report on Form 1-U to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on October 28, 2025.

Arrived STR, LLC

By:	Arrived Fund Manager, LLC
Its:	Managing Member

By:	/s/ Ryan Frazier
Name: Ryan Frazier
Title: Chief Executive Officer